July 7, 2015

Alison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund II (the “Registrant”)

1933 Act File No. 333-122804

1940 Act File No. 811-21714

Comments received for PEA No. 33 filed on May 27, 2015

Dear Ms. White:

Below is a summary of the comments I received from you on June 1, 2015 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

Prospectus

Principal Investment Strategies and Risks

1)	Comment: The staff reiterates its prior comment that if derivatives can be considered substitutes for Fund securities for purposes of the Funds 80% name test policy, please explain supplementally how the Fund will value those derivatives for the purpose of the 80% policy. Please note that Rule 35d-1 is based on a Fund’s assets and not its exposure and in the staff’s view the notional value of such derivatives should not be the basis of valuing derivatives included in a Fund’s 80% policy.

Response: The Funds currently do not expect to consider the values or investment exposures of derivatives for purposes of testing compliance with their 80% name test policies. If the Funds were to do so in the future, they might consider the specific derivative in question and the investment exposure created by it in determining how to value the derivative for purposes of the 80% test.

2)	Comment: Consider adding some additional disclosure to the summary Leveraging Risk.

Response: We will modify the summary Leveraging Risk as follows:

Leveraging Risk Instruments and transactions, including derivatives transactions, that create leverage may cause the value of an investment in the Fund to be more volatile, could result in larger losses than if it were not used, and tend to compound all other risks [will tend to be compounded].

3)	Comment: The staff reiterates its prior comment that it is unable to locate a principal strategy that corresponds with investments in “pools” for those Funds that include the “Risk of Investment in Other Funds or Pool” as a principal risk. Please add a corresponding strategy or modify the risk disclosure.

Response: The current risk disclosure is one used across all of the Funds in our complex and provides appropriate exchange-traded fund risk disclosure for the applicable Funds in this Prospectus. In light of the staff’s comment, however, we will consider revising this risk for future updates.

4)	Comment: The staff reiterates its prior comment that for the MML Asset Momentum Fund, please confirm that “Tax Status Risk” applies to insurance product owners.

Response: We confirm that Tax Status Risk does apply to insurance product owners. Pursuant to the staff’s previous comment, we revised the disclosure as follows:

“Tax Status Risk The Fund’s ability to make direct and indirect investments in some of the asset classes described herein, including commodities-related investments or in investment vehicles that provide exposure to commodities or commodities-related investments, is limited by the Fund’s intention to qualify as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended; if the Fund’s investments are not so limited or if such investments (or the income earned on such investments) are recharacterized for U.S. tax purposes, the Fund’s status as a RIC may be jeopardized. That could result in the Fund being subject to income tax at corporate rates, and all distributions from earnings and profits, including any distributions of net long-term capital gains, being taxable to shareholders as dividend income.”

SAI

Investment Restrictions of the Funds

1)	Comment: The staff reiterates its prior comment concerning Fundamental Investment Restriction (7)(c) which states that there is no limitation for securities issued by other investment companies. A Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its own concentration policies. Funds should add disclosure indicating that they will consider the concentration of these investment companies when determining compliance with their own concentration policies.

Response: Although a Fund would not invest in another investment company with the intention of avoiding the application of an industry concentration limit in any case, the Funds do not have a policy of looking through their investment in another investment company to determine compliance with the policy. We acknowledge the staff’s position; however, we continue to believe that revisions to the disclosure would not be appropriate as we are not aware of authority to support the staff’s position.

Appendix C – Additional Portfolio Manager Information

2)	Comment: The staff reiterates its comment to please review Item 20 of Form N-1A and revise the compensation discussion for DoubleLine as it is too generic.

Response: We have reviewed the disclosure provided by DoubleLine and continue to believe that no changes to the compensation discussion are needed because the disclosure meets the requirements of Form N-1A. In addition, the disclosure is the same disclosure that DoubleLine uses in its own fund documents.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund II

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company